Exhibit 12.3

Ratio of earnings to fixed charges – Credit Suisse Group

in	1Q17
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests and cumulative effect of accounting changes	670
Income from equity method investments	(41)
Pre-tax earnings/(loss) from continuing operations	629
Fixed charges:
Interest expense	2,408
Interest portion of rentals (1)	128
Preferred dividend requirements	0
Total fixed charges	2,536
Pre-tax earnings before fixed charges	3,165
Noncontrolling interests	(4)
Earnings before fixed charges and provision for income taxes	3,169
Ratio of earnings to fixed charges	1.25

(1) Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.